UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Friday, June 14 2024

SUPERINTENDENCIA DEL MERCADO DE VALORES

MATERIAL EVENT: Notice of Shareholders’ Meeting / Bondholders’ Meeting

In compliance with the provisions of the Material Event and Confidential Information Regulation, approved by Resolution SMV No. 005-2014-SMV/01, we communicate the following information:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Notice of: General Shareholders’ Meeting

Date of Summons: June 14, 2024

Convening body: Board of Directors

Summons:

- 1° 07/12/2024 Videosession virtual platform 09:00 a.m.

- 2° 07/16/2024 Videosession virtual platform 09:00 a.m.

- 3° 07/22/2024 Videosession virtual platform 09:00 a.m.

Description of the Material Event: Notice of Virtual General Shareholders’ Meeting.

Observations: The notices of the meeting will be published on Saturday, June 16 in the official newspaper El Peruano and in another newspaper in accordance with the provisions of the Business Corporations’ Act. Likewise, it is hereby stated for the record that the purpose of the present meeting is to grant the formalities required for the registration of the resolutions to be ratified.

Purpose of the Summons:

-	Ratification of the General Shareholders’ Meeting resolution held on February 22, 2024: Amendment of article twenty-nine of the Company’s Bylaws.

-	Ratification of the appointment of the two Company’s board members elected by the Annual Shareholders’ Meeting held on March 27, 2024, to complete the number of members of the Board of Directors in accordance with the Company’s Bylaws.

Sincerely,

PEDRO ANGEL TORRES TORRES

STOCK MARKET REPRESENTATIVE

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Ratification of Directors
99.2	Ratification of Amendment to Bylaws
99.3	Call to Shareholders Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: June 17, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer